Exhibit 99.1

YM BIOSCIENCES EXPANDS ANTI-CANCER PRODUCT PIPELINE
- Company licenses portfolio of drugs that may enhance chemotherapies -

MISSISSAUGA, Canada - August 10, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, announced today that it entered into an exclusive worldwide license agreement with the University of Saskatchewan for a portfolio of small molecule oncology compounds. The ‘Saskatchewan’ compounds appear to be highly potent chemopotentiators - drugs that enhance the activities of existing chemotherapeutic treatments.

“This new technology platform represents an additional opportunity for YM BioSciences to expand its already significant franchise in cancer through the development of a new generation of combination drug treatments that enhance the cytotoxic activities of chemotherapeutic drugs,” said David Allan, Chairman and CEO. “The licensing of these new compounds is consistent with our strategy to create treatments for a variety of tumour types through development of a broad range of potentiating anti-cancer agents, attributes shared by both of our lead compounds, tesmilifene and TheraCIM h-R3. Potentiation of existing therapies, making them effective in improving survival, has become an important area in cancer and YM has an established place within it. Our lead drug tesmilifene is currently undergoing a pivotal Phase III trial to confirm its ability to enhance the therapeutic effect of chemotherapy in metastatic breast cancer. A Phase II trial to further demonstrate its synergistic effects with taxanes is approved and first patients should be recruited this quarter. TheraCIM h-R3, which has been demonstrated to significantly improve the response rates to radiation in certain cancers, is expected to enter one and possibly two Phase III pivotal trials as early as this quarter."

“The lead licensed compounds, propargylamines, have demonstrated significant in-vivo biological activity, a favorable profile in pre-clinical toxicology studies, and enhancement of the effectiveness of cytotoxic agents in drug-resistant cells with cytoprotection of normal cells. This class of compounds has also been demonstrated to protect normal tissues, but not tumour cells, against radiation,” said Dr. Paul Keane, Director of Medical Affairs for YM BioSciences. “By licensing these compounds at the pre-clinical stage of development YM will be able to establish optimal dosing regimens, formulations, and drug combinations prior to advancing them into clinical trials.”

The ‘Saskatchewan’ compounds are protected by three sets of intellectual property and have demonstrated activity in cancer, neurological and other degenerative diseases. It is YM's intention to focus its own resources on the oncology applications and seek partners in order to advance these compounds in neurological applications. In addition, YM anticipates further testing the chemopotentiation properties of the ‘Saskatchewan’ compounds by integrating them into its ongoing mechanism-of-action research program which is currently evaluating tesmilifene with a range of cytotoxics. This program may lead to fundamental discoveries in defining optimal combination therapies for a broad range of anti-neoplastic agents and compounds that enhance cytotoxic activities.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing TheraCIM hR3, an EGFr humanized monoclonal antibody for which Phase II clinical data were released in 2005 in pediatric glioma and nasopharyngeal cancer, and for which Phase III IND applications have been filed. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin, for which Phase II data have been released. In May 2005, the Company acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation-delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and YM proposes to advance AeroLEF™ through a Phase IIb pain trial in 2005.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:

James Smith, the Equicom Group Inc. Tel. +1-416-815-0700 x 229 Fax +1-416-815-0080 Email: jsmith@equicomgroup.com	YM BioSciences Inc. Tel. +1-905-629-9761 Fax +1-905-629-4959 Email: ir@ymbiosciences.com

Doug Gill ILO Managing Director University of Saskatchewan Tel. +1-306-966-7335 http://www.usask.ca/research/ilo